UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 333-153492

PYPO CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

Financial Statements of Pypo Digital Company Limited

This Current Report on Form 6-K of Pypo China Holdings Limited (the “Company” or “Pypo”), includes (i) the unaudited condensed consolidated financial statements for the three months ended June 30, 2008 and 2009 of Pypo Digital Company Limited (“Pypo Digital”) attached hereto as Exhibit 99.1, (ii) the selected financial data and Pypo Digital’s management’s discussion and analysis of financial condition and results of operations for the fiscal years ended March 31, 2007, 2008 and 2009 and three months ended June 30, 2008 and 2009, attached hereto as Exhibit 99.2, and (iii) the restated audited consolidated financial statements as of March 31, 2008 and 2009 and for the fiscal years ended March 31, 2007, 2008 and 2009, attached hereto as Exhibit 99.3.

Effective April 1, 2009, Pypo Digital adopted the provisions of ASC 810 Consolidations (SFAS, No. 160, “ Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”). The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings and to apply these financial statement presentation requirements retrospectively. Additionally, ASC 810 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this standard changed how the Company presents noncontrolling interests in the consolidated financial statements and has been retrospectively applied to all periods presented.

In this Current Report on Form 6-K, Pypo is filing Pypo Digital’s audited consolidated financial statements as of March 31, 2008 and 2009 and for the fiscal years ended March 31, 2007, 2008 and 2009, which have been restated to conform to ASC 810.

Amendment to Share Purchase Agreement

On October 2, 2009, Pypo Digital entered into a share purchase agreement (the “Share Purchase Agreement”) with Capital Ally Investments Limited (“Capital Ally”) and Arch Digital Holdings Limited (“Arch”).  Under the Share Purchase Agreement, Pypo Digital agreed to purchase 1,857,587 and 827,613 shares of the Company held by Capital Ally and Arch, respectively, for $15.6 million and $6.9 million, respectively, or approximately $8.39 per share. Pypo Digital agreed to pay $700,000 and $300,000 to Capital Ally and Arch, respectively, on the closing date, and $14,885,155 and $6,643,673 to Capital Ally and Arch, respectively, on or prior to March 31, 2010.

On October 19, 2009, Pypo Digital, Capital Ally and Arch entered into an amendment to the Share Purchase Agreement, pursuant to which the purchase price shall equal the lower of the aggregate of $22.5 million and the value of the shares purchased as determined by an independent appraiser on or prior to December 31, 2009. Pypo Digital paid $700,000 and $300,000 to Capital Ally and Arch, respectively, on October 5, 2009. On or prior to March 31, 2010, Pypo Cayman shall pay (i) Capital Ally approximately 69.2% of the purchase price minus $700,000, and pay (ii) Arch approximately 30.8% of the purchase price minus $300,000. The Company’s Audit Committee, comprised of independent directors, approved the transactions contemplated by the Share Purchase Agreement, as amended by the Amendment to Share Purchase Agreement.

As of September 30, 2009, Capital Ally and Arch beneficially owned approximately 66.6% and 34.4% of the Company’s shares, respectively. Immediately after the closing date, Capital Ally and Arch beneficially owned approximately 62.9% and 32.8% of the Company’s shares, respectively.

Capital Ally is 50% owned and controlled by each of (i) GM Investment Company Limited, a Hong Kong limited company that is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands, and (ii) Style Technology Development Limited, a Hong Kong company that is beneficially owned by certain of Pypo’s directors and executive officers. Arch is a company wholly owned and controlled by ARC Capital Holdings Limited, a closed-end fund admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a company co-founded by Clement Kwong, an executive officer of the Company.  For a description of other material relationships between the Company and Capital Ally and Arch, please see “Certain Relationships and Related Party Transactions-Pypo Related Party Transactions” in the Registration Statement on Form S-4 of MK Arizona Corp. (No. 333-153492), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2008, as amended.

The information contained herein is qualified in its entirety by the Share Purchase Agreement attached as exhibit 10.1 to the Current Report on Form 6-K dated October 16, 2009, SEC File No. 333-153492 and incorporated herein by this reference, and the Amendment to Share Purchase Agreement attached to this current report on Form 6-K as Exhibit 10.2 and incorporated herein by this reference.

Change of Independent Auditor

This Current Report on Form 6-K amends the Current Report on Form 6-K of the Company filed with the Commission on October 16, 2009 (the “Original Report”) related to the change of independent auditor. The date on which Weiser LLP (“Weiser”) resigned as the independent auditor of Middle Kingdom Alliance Corp. (a development stage company) (“Middle Kingdom”) should be changed from October 2, 2009 to October 19, 2009.

Weiser’s report dated February 11, 2009 on Middle Kingdom’s financial statements as of December 31, 2008 and 2007, for the years ended December 31, 2008 and 2007 and for the period from January 17, 2006 (date of inception) to December 31, 2008 did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified as to audit scope or accounting principle.

Weiser’s report did contain an emphasis of a matter paragraph regarding uncertainties as to the ability of Middle Kingdom to continue as a going concern. Middle Kingdom’s certificate of incorporation, as amended, required Middle Kingdom to be liquidated if it did not consummate a business combination by August 31, 2009. On July 9, 2009, as a result of a business combination, Middle Kingdom no longer existed as a stand alone entity.

The Company has provided Weiser with a copy of this Current Report on Form 6-K prior to the date hereof. Weiser has responded that they agree with the statements related to Weiser contained in this Current Report on Form 6-K.

Weiser furnished the Company with a letter addressed to the Commission stating whether or not Weiser agreed with the above statements related to Weiser. A copy of Weiser’s letter, dated October 21, 2009, is attached hereto as Exhibit 16.1.

This Current Report on Form 6-K also amends the Original Report related to the change of independent auditor regarding Deloitte Touche Tohmatsu (“Deloitte”). In addition to the consolidated financial statements of Pypo Cayman for the three years ended March 31, 2007, 2008 and 2009, Deloitte had also audited the consolidated financial statements of Pypo Cayman for the year ended March 31, 2006.

All other information contained in the Original Report remains unchanged.

Forward-Looking Statements

Certain statements in this Form 6-K, as well as the documents filed as exhibits to Current Report on Form 6-K, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, including the risks that the parties will comply with the terms and conditions of the Share Purchase Agreement and the Amendment to Share Purchase Agreement, that litigation will arise in connection with such agreements, and the risk factors detailed in Pypo’s filings with the Commission, some of which may be beyond Pypo’s control. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by Pypo or other parties. Pypo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is neither an offer to sell nor a solicitation of an offer to sell any securities of Pypo.

Exhibit No.	Description
10.1
Share Purchase Agreement dated as of October 2, 2009 by and among Pypo Digital Company Limited, Capital Ally Investments Limited and Arch Digital Holdings Limited (incorporated by reference to exhibit 10.1 to the Current Report on Form 6-K dated October 16, 2009, SEC File No. 333-153492)

10.2	Amendment to Share Purchase Agreement dated as of October 19, 2009 by and among Pypo Digital Company Limited, Capital Ally Investments Limited and Arch Digital Holdings Limited

16.1	Letter, dated October 21, 2009, from Weiser LLP to the Securities and Exchange Commission

99.1	Unaudited Condensed Consolidated Financial Statements of Pypo Digital Company Limited for the Three Months Ended June 30, 2008 and 2009

99.2
Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Result of Operations of Pypo Digital Company Limited for the Fiscal Years Ended March 31, 2007, 2008 and 2009 and Three Months Ended June 30, 2008 and 2009

99.3	Consolidated Financial Statements of Pypo Digital Company Limited for the Fiscal Years Ended March 31, 2007, 2008 and 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pypo China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name: Kim Chuan (“Jackie”) Leong
Title: Chief Financial Officer

Date: October 21, 2009